

October 29, 2014

Via E-mail
Bryan B. DeBoer
President and Chief Executive Officer
Lithia Motors, Inc.
150 N. Bartlett Street
Medford, Oregon 97501

> **Re: Lithia Motors, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed February 21, 2014**
> **Response dated October 10, 2014**
> **File No. 1-14733**

Dear Mr. DeBoer:

We have reviewed your response dated October 10, 2014 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements, page F-8

(1)Summary of Significant Accounting Policies, page F-8

Segment Reporting, page F-14

1. We have read your response to comment 3 of our letter dated September 26, 2014. We understand that the store operational management team reports directly to a member of your CODM group through two Regional Vice Presidents. We also read on page 2 of your Form 10-K that your dealerships are primarily located throughout the Western and Midwestern regions of the United States. Explain to us how the regions are structured, tell us the number of stores in each region and clarify for us the role of the two Regional Vice Presidents. In doing so, specifically explain to us the responsibilities of your Regional Vice Presidents and their specific interaction with the CODM. For example,

tell us if the vice presidents meet with the CODM to discuss operating activities, financial results, forecasts, budgets, or other operational plans of their regions. In connection with your response, provide to us a chart that depicts your organizational structure. Please supplement this chart with a summary explanation of each manager's responsibilities and the extent to which they interact with your CODM.

2. Please explain to us what involvement the Regional Vice Presidents have in assessing the performance of the stores in their regions and the extent to which they are involved in the allocation of resources. In this regard, explain to us what reports, if any, are provided to or analyzed by your Regional Vice Presidents and whether such reports or materials are shared with your CODM. Also explain to us how the Regional Vice Presidents are compensated and the extent to which their compensation is tied to the performance of their regions. Lastly, tell us in further detail how annual capital and operating budgets are determined and explain to us what involvement the Regional Vice Presidents have in establishing these budgets, including the discretion or authority they have to make revisions to the budgets.

3. We note decision making regarding capital investments is performed by the CODM based, in part, on a return on investment criteria approach. Please specify the nature of the capital investment decisions made by the CODM (store level capital expenditures, overall company expansion decisions, etc.). Explain to us in further detail how these capital investments are determined and allocated. Detailed examples would facilitate our review.

4. We note your CEO is part of the CODM group and that he evaluates "overall and certain store performance results." We further note that store budgets and results are reviewed on a store-by-store basis. Please address the following comments:

   - Provide to us the reports that your CODM uses to assess performance and allocate resources, including the monthly reporting package you discuss in your response. If your CODM group regularly reviews any operating results outside of the formal monthly internal reporting package, please summarize for us the nature of that information.

   - Considering store budgets and results are reviewed at the individual store level, please explain in further detail how you determined each store does not qualify as an operating segment under Criteria B and C of ASC 280-10-50-1.

You may contact Robert Babula, Staff Accountant, at (202) 551- 3339 or Andrew Blume, Staff Accountant, at (202) 551- 3254 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551- 3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief